82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 FEB 19 AM 7:21

Santos

03003892

SUPPL

Date: Tue 18 Feb 2003 10:38:51 PM EST

To:
:

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject:
:
:
:

Number of pages (incl. cover sheet): 7

dlw 2/19

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

Santos

open briefing
corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of Lodgement : 19-Feb-2003

Title : Open Briefing. Santos. MD on Profit & Outlook

corporatefile.com.au
Santos Limited today reported a 13 percent fall in net profit after tax to $392 million for the year to December 31, 2002 (before exploration write-downs of $70 million). Can you detail the key components of the profit fall?

Managing Director John Ellice-Flint
Our net profit after tax in 2002, excluding the impact of exploration write-downs, fell by $58 million from $450 million to $392 million. Profit after tax was mainly impacted by higher expensing of historical capital costs (ie depreciation, depletion and amortisation charges – DD&A) of $40 million after tax.

The higher DD&A reflects the higher level of production and the increased contribution by offshore and overseas fields. In addition, depreciation increased due to ongoing expenditure on surface facilities and other fixed assets.

corporatefile.com.au
During 2002, Santos achieved record annual sales volumes of 57 million barrels of oil equivalent (MMboe), up 3 percent. What's the production and profit outlook for the December 2003 year and beyond?

Managing Director John Ellice-Flint
The 3 percent production increase in 2002 was a solid result and we've strengthened our overall portfolio during the year.

Production over the next two years, prior to acquisitions, is likely to be around the levels achieved in 2000 and 2001. Sales volumes in 2003 are expected to be slightly down on the 2002 level.

Apart from production, oil prices and exchange rates will also impact earnings. Oil prices are currently at very high levels and we've taken advantage of this to lock in about 25 percent of this year's production.

corporatefile.com.au
What can Santos do in the period up to 2005 to increase production and earnings?

Managing Director John Ellice-Flint
We will focus on fast tracking development projects for early production, as well as optimising production from our existing asset base. In addition, we will remain focused on lowering our overall capital and operating cost structure to maximise profitability.

In the near term, we will optimise production from our Santos operated asset base. A clear example is our oil optimisation project in the Cooper Basin, following up our successful gas optimisation efforts. Additional strategies to boost near term production include near field exploration that can be quickly brought into production and development of marginal discoveries that are close to existing infrastructure. Discoveries such as Kuda-Tasi Jahal, Bilip, Casino and Corowa are prime examples of developments that can be fast tracked utilising existing infrastructure to boost production.

We also have a strengthening growth profile that includes three new projects that were not options at the beginning of the year.

On top of our near term initiatives, we're actively investigating ways to advance production before 2005 on our significant development projects such as the Mutineer-Exeter oil project.

corporatefile.com.au
Can you outline where the growth will come from post 2005 and the status of each project?

Managing Director John Ellice-Flint
Santos has many medium to long term options that will translate exploration and commercialisation success into higher production.

We have strengthened our overall portfolio during the year by adding three new projects. These projects are Bayu-Undan LNG, Mutineer and Exeter oil and Oyong gas projects. They are being fast-tracked and will positively impact production.

corporatefile.com.au
During 2002, total capital and operating costs were reduced by $78 million on a like for like basis, $28 million better than your target. What are your savings targets and focus for the business improvement program in 2003?

Managing Director John Ellice-Flint
In 2002, we delivered $71 million of capital and $7 million of cumulative operating costs savings.

Importantly, the savings achieved through our business improvement program allow for the reallocation of capital towards growth businesses like exploration and rapid delineation of 2002 exploration discoveries.

We will be pushing for further savings in 2003.

corporatefile.com.au
In 2002, product sales were up 1 percent, yet EBITDA fell 3 percent. Can you please explain why EBITDA margins contracted?

Managing Director John Ellice-Flint
The major reasons for the small fall in EBITDA include higher insurance costs and additional PRRT. The 2001 result also included an insurance claim accrual of $27 million. These factors offset the growth in Santos sales revenue.

corporatefile.com.au
In 2002, total operating expenses increased by $25 million to $448 million. Also, DD&A expense increased by $48 million to $469 million. Why were these expenses up so much?

Managing Director John Ellice-Flint
DD&A increased by $48 million pre tax primarily due to higher production volumes. Increases in estimated future development costs and the mix of production moving towards fields with higher depletion rates per barrel, also caused the depletion charge to increase ($13 million). Depreciation also increased by $9 million, reflecting depreciation on fixed asset additions.

corporatefile.com.au
During 2002, Santos discovered five new oil and gas fields in four different countries. Can you outline the 2003 exploration program, including the budget, main wells and pre-drill estimates?

Managing Director John Ellice-Flint
Our exploration performance was very good and we added 106 million barrels of discovered resource potential. Exploration was a key contributor to achieving a 119 percent proven mean reserve replacement result, adding over 27 million barrels of proven reserves.

Our 2003 exploration program is a continuation of our strategy to rebalance the exploration portfolio with a risk profile that is more appropriate for a company that produces 57 mmboe per annum. In 2003, we plan to drill up to 26 wells at a total cost of $146 million, which exposes investors to a resource upside of over 200 million barrels.

Santos will drill a total of 3 deep water wells in the Otway Basin, 4 wells in the Carnarvon Basin, 1 well in the Gippsland Basin, 11 exploration wells in onshore Australia, 2 wells in Indonesia, 1 well in PNG and 4 wells in the United States. Key wells to watch include our Otway deep water wells that will drill in the second half of 2003 and our Indonesian wells which will expose us to significant oil and gas opportunities.

We will also acquire 4,250 square kilometres of 2D seismic and 2,130 square kilometres of 3D seismic to keep on feeding new prospects into our exploration conveyor belt.

corporatefile.com.au
Cash flow from operating activities after interest and tax increased by 15 percent to $821 million. However, the net debt to net debt plus equity ratio at end 2002 was 29 percent (up from 28 percent at end 2001). Can you maintain this ratio with your aggressive exploration and growth projects?

Managing Director John Ellice-Flint
Santos recognises that allocating capital well is fundamental to this business. Our capital management strategy is to restrict our investment program to an amount where we can maintain our gearing around the current level. That forces us to focus on high grade investments and keeps enough balance sheet capacity for additional growth.

corporatefile.com.au
During 2002, gas commercialisation delivered Santos 600 Petajoules of new contracts. Where do you expect to secure additional gas contracts?

Managing Director John Ellice-Flint
We have many opportunities to add value through gas commercialisation. One of our main objectives during 2003 will be making progress on the Bayu-Undan LNG development. In addition, we continue to talk to customers about contracting additional Cooper Basin gas.

Santos also has over 6 trillion cubic feet of contingent gas resources waiting to find a market. Additional activity during 2003 will focus on commercialising our Maleo and Petrel-Tern gas fields and options for developing the Evans Shoal gas field.

To put it in perspective, if we commercialise just 10 percent of our contingent gas resources it would add over 100 million barrels to our reserve base and boost production over the medium term.

corporatefile.com.au
The Cooper Basin producers signed contracts with AGL to supply up to 505 PJ of gas from 2003 through to 2016. How do the financial terms compare with historical contracts with AGL?

Managing Director John Ellice-Flint
We achieved what we set out to do and that was contract substantial Cooper Basin gas reserves at improved margins. Higher margins will enable us to expand our activities in the basin and a good example of this is exploration. In 2003, we intend to drill a total of 9 exploration wells, up from 1 in 2002.

corporatefile.com.au
What average oil price and Australian dollar exchange rate did you achieve in 2002 and what's Santos' profit sensitivity to a change in oil price and the Australian dollar exchange rate?

Managing Director John Ellice-Flint
The average crude oil price realised in 2002 was US$25.12 per barrel (2001 US$ 25.22 per barrel). The average exchange rate realised in 2002 was US$0.5615 (2001 US$0.5540).

In 2003, a US$1 per barrel movement in the price of crude oil is expected to impact profit after tax by approximately A$15 million, while a 1 cent change in the exchange rate is expected to impact profit after tax by approximately $6 million.

corporatefile.com.au
In April 2002, Santos Limited completed its acquisition of Esenjay Exploration, Inc. What were the key objectives of the acquisition and how are you tracking against those objectives?

Managing Director John Ellice-Flint
We were the first Australian company to exploit the opportunities for US deep gas plays and more importantly have deep gas fields on production. Our increased exposure to the onshore Texas gas business has not been without its challenges but we've made progress on many fronts. A good example is with drilling costs, where we've lowered the cost per foot by around 30 percent, with more improvement to come.

Despite the challenges, the results to date have been good. Through the Esenjay acquisition, we doubled production to 2 million barrels of oil equivalent and nearly doubled our reserves from 13 million barrels of oil equivalent to over 22 million barrels at the end of 2002. The production outlook for our US operations in 2003 is similar to that achieved in 2002.

corporatefile.com.au
Exploration write-offs increased by $71.5 million to $75.3 million. In December 2002, Woodside announced that it would invoke the "successful efforts" approach in the accounting treatment of exploration costs. How does Santos treat exploration costs?

Managing Director John Ellice-Flint
The 2002 write-offs in exploration assets are about more objective guidelines in our reported result. In the second half of 2002 we decided to introduce more objective carry forward guidelines for assets in evaluation, including comparison

to risked future cash flows or for stranded gas assets an assessment of progress against time. This is not equivalent to successful efforts accounting. In Australia we use the modified full cost method and in the US nine of the top 20 E&P independents use full cost accounting and most of these are at the top of the list. Companies like Apache, Anadarko, Devon and Ocean all use full cost accounting, so we're very much in step with international and Australian accounting standards.

corporatefile.com.au
Thank you John.

For previous Santos Open Briefings visit www.corporatefile.com.au

For further information on Santos Limited visit www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 FEB 19 AM 7:21

Santos

Date: Tue 18 Feb 2003 11:29:53 PM EST

To:
:

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject:
:
:
:

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

Santos

open briefing
corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of Lodgement : 19-Feb-2003

Title : Open Briefing. Santos. MD on Profit & Outlook

corporatefile.com.au
Santos Limited today reported a 13 percent fall in net profit after tax to $392 million for the year to December 31, 2002 (before exploration write-downs of $70 million). Can you detail the key components of the profit fall?

Managing Director John Ellice-Flint
Our net profit after tax in 2002, excluding the impact of exploration write-downs, fell by $58 million from $450 million to $392 million. Profit after tax was mainly impacted by higher expensing of historical capital costs (ie depreciation, depletion and amortisation charges – DD&A) of $40 million after tax.

The higher DD&A reflects the higher level of production and the increased contribution by offshore and overseas fields. In addition, depreciation increased due to ongoing expenditure on surface facilities and other fixed assets.

corporatefile.com.au
During 2002, Santos achieved record annual sales volumes of 57 million barrels of oil equivalent (MMboe), up 3 percent. What's the production and profit outlook for the December 2003 year and beyond?

Managing Director John Ellice-Flint
The 3 percent production increase in 2002 was a solid result and we've strengthened our overall portfolio during the year.

Production over the next two years, prior to acquisitions, is likely to be around the levels achieved in 2000 and 2001. Sales volumes in 2003 are expected to be slightly down on the 2002 level.

Apart from production, oil prices and exchange rates will also impact earnings. Oil prices are currently at very high levels and we've taken advantage of this to lock in about 25 percent of this year's production.

corporatefile.com.au
What can Santos do in the period up to 2005 to increase production and earnings?

Managing Director John Ellice-Flint
We will focus on fast tracking development projects for early production, as well as optimising production from our existing asset base. In addition, we will remain focused on lowering our overall capital and operating cost structure to maximise profitability.

In the near term, we will optimise production from our Santos operated asset base. A clear example is our oil optimisation project in the Cooper Basin, following up our successful gas optimisation efforts. Additional strategies to boost near term production include near field exploration that can be quickly brought into production and development of marginal discoveries that are close to existing infrastructure. Discoveries such as Kuda-Tasi Jahal, Bilip, Casino and Corowa are prime examples of developments that can be fast tracked utilising existing infrastructure to boost production.

We also have a strengthening growth profile that includes three new projects that were not options at the beginning of the year.

On top of our near term initiatives, we're actively investigating ways to advance production before 2005 on our significant development projects such as the Mutineer-Exeter oil project.

corporatefile.com.au
Can you outline where the growth will come from post 2005 and the status of each project?

Managing Director John Ellice-Flint
Santos has many medium to long term options that will translate exploration and commercialisation success into higher production.

We have strengthened our overall portfolio during the year by adding three new projects. These projects are Bayu-Undan LNG, Mutineer and Exeter oil and Oyong gas projects. They are being fast-tracked and will positively impact production.

corporatefile.com.au
During 2002, total capital and operating costs were reduced by $78 million on a like for like basis, $28 million better than your target. What are your savings targets and focus for the business improvement program in 2003?

Managing Director John Ellice-Flint
In 2002, we delivered $71 million of capital and $7 million of cumulative operating costs savings.

Importantly, the savings achieved through our business improvement program allow for the reallocation of capital towards growth businesses like exploration and rapid delineation of 2002 exploration discoveries.

We will be pushing for further savings in 2003.

corporatefile.com.au
In 2002, product sales were up 1 percent, yet EBITDA fell 3 percent. Can you please explain why EBITDA margins contracted?

Managing Director John Ellice-Flint
The major reasons for the small fall in EBITDA include higher insurance costs and additional PRRT. The 2001 result also included an insurance claim accrual of $27 million. These factors offset the growth in Santos sales revenue.

corporatefile.com.au
In 2002, total operating expenses increased by $25 million to $448 million. Also, DD&A expense increased by $48 million to $469 million. Why were these expenses up so much?

Managing Director John Ellice-Flint
DD&A increased by $48 million pre tax primarily due to higher production volumes. Increases in estimated future development costs and the mix of production moving towards fields with higher depletion rates per barrel, also caused the depletion charge to increase ($13 million). Depreciation also increased by $9 million, reflecting depreciation on fixed asset additions.

corporatefile.com.au
During 2002, Santos discovered five new oil and gas fields in four different countries. Can you outline the 2003 exploration program, including the budget, main wells and pre-drill estimates?

Managing Director John Ellice-Flint
Our exploration performance was very good and we added 106 million barrels of discovered resource potential. Exploration was a key contributor to achieving a 119 percent proven mean reserve replacement result, adding over 27 million barrels of proven reserves.

Our 2003 exploration program is a continuation of our strategy to rebalance the exploration portfolio with a risk profile that is more appropriate for a company that produces 57 mmboe per annum. In 2003, we plan to drill up to 26 wells at a total cost of $146 million, which exposes investors to a resource upside of over 200 million barrels.

Santos will drill a total of 3 deep water wells in the Otway Basin, 4 wells in the Carnarvon Basin, 1 well in the Gippsland Basin, 11 exploration wells in onshore Australia, 2 wells in Indonesia, 1 well in PNG and 4 wells in the United States. Key wells to watch include our Otway deep water wells that will drill in the second half of 2003 and our Indonesian wells which will expose us to significant oil and gas opportunities.

We will also acquire 4,250 square kilometres of 2D seismic and 2,130 square kilometres of 3D seismic to keep on feeding new prospects into our exploration conveyor belt.

corporatefile.com.au
Cash flow from operating activities after interest and tax increased by 15 percent to $821 million. However, the net debt to net debt plus equity ratio at end 2002 was 29 percent (up from 28 percent at end 2001). Can you maintain this ratio with your aggressive exploration and growth projects?

Managing Director John Ellice-Flint
Santos recognises that allocating capital well is fundamental to this business. Our capital management strategy is to restrict our investment program to an amount where we can maintain our gearing around the current level. That forces us to focus on high grade investments and keeps enough balance sheet capacity for additional growth.

corporatefile.com.au
During 2002, gas commercialisation delivered Santos 600 Petajoules of new contracts. Where do you expect to secure additional gas contracts?

Managing Director John Ellice-Flint
We have many opportunities to add value through gas commercialisation. One of our main objectives during 2003 will be making progress on the Bayu-Undan LNG development. In addition, we continue to talk to customers about contracting additional Cooper Basin gas.

Santos also has over 6 trillion cubic feet of contingent gas resources waiting to find a market. Additional activity during 2003 will focus on commercialising our Maleo and Petrel-Tern gas fields and options for developing the Evans Shoal gas field.

To put it in perspective, if we commercialise just 10 percent of our contingent gas resources it would add over 100 million barrels to our reserve base and boost production over the medium term.

corporatefile.com.au
The Cooper Basin producers signed contracts with AGL to supply up to 505 PJ of gas from 2003 through to 2016. How do the financial terms compare with historical contracts with AGL?

Managing Director John Ellice-Flint
We achieved what we set out to do and that was contract substantial Cooper Basin gas reserves at improved margins. Higher margins will enable us to expand our activities in the basin and a good example of this is exploration. In 2003, we intend to drill a total of 9 exploration wells, up from 1 in 2002.

corporatefile.com.au
What average oil price and Australian dollar exchange rate did you achieve in 2002 and what's Santos' profit sensitivity to a change in oil price and the Australian dollar exchange rate?

Managing Director John Ellice-Flint
The average crude oil price realised in 2002 was US$25.12 per barrel (2001 US$ 25.22 per barrel). The average exchange rate realised in 2002 was US$0.5615 (2001 US$0.5540).

In 2003, a US$1 per barrel movement in the price of crude oil is expected to impact profit after tax by approximately A$15 million, while a 1 cent change in the exchange rate is expected to impact profit after tax by approximately $6 million.

corporatefile.com.au
In April 2002, Santos Limited completed its acquisition of Esenjay Exploration, Inc. What were the key objectives of the acquisition and how are you tracking against those objectives?

Managing Director John Ellice-Flint
We were the first Australian company to exploit the opportunities for US deep gas plays and more importantly have deep gas fields on production. Our increased exposure to the onshore Texas gas business has not been without its challenges but we've made progress on many fronts. A good example is with drilling costs, where we've lowered the cost per foot by around 30 percent, with more improvement to come.

Despite the challenges, the results to date have been good. Through the Esenjay acquisition, we doubled production to 2 million barrels of oil equivalent and nearly doubled our reserves from 13 million barrels of oil equivalent to over 22 million barrels at the end of 2002. The production outlook for our US operations in 2003 is similar to that achieved in 2002.

corporatefile.com.au
Exploration write-offs increased by $71.5 million to $75.3 million. In December 2002, Woodside announced that it would invoke the "successful efforts" approach in the accounting treatment of exploration costs. How does Santos treat exploration costs?

Managing Director John Ellice-Flint
The 2002 write-offs in exploration assets are about more objective guidelines in our reported result. In the second half of 2002 we decided to introduce more objective carry forward guidelines for assets in evaluation, including comparison

to risked future cash flows or for stranded gas assets an assessment of progress against time. This is not equivalent to successful efforts accounting. In Australia we use the modified full cost method and in the US nine of the top 20 E&P independents use full cost accounting and most of these are at the top of the list. Companies like Apache, Anadarko, Devon and Ocean all use full cost accounting, so we're very much in step with international and Australian accounting standards.

corporatefile.com.au
Thank you John.

For previous Santos Open Briefings visit www.corporatefile.com.au

For further information on Santos Limited visit www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 FEB 19 AM 7:21

Santos

Date: Tue 18 Feb 2003 04:36:25 PM EST

. To:
. :

From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject:
. :
. :
. :

Number of pages (incl. cover sheet): 27

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Preliminary Final Report

Name of entity

SANTOS LTD

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
80 007 550 923		✓	31 December 2002

For announcement to the market

				$A million
Product sales revenue *(item 1.23)*	Up	1.3%	to	1,478.4
Revenues from ordinary activities *(item 1.1)*	Down	0.9%	to	1,548.1
Profit from ordinary activities after tax attributable to members *(item 1.22)*	Down	27.8%	to	322.1
Profit from extraordinary items after tax attributable to members *(item 2.5(d))*				Nil
Net profit for the period attributable to members *(item 1.11)*	Down	27.8%	to	322.1
Exploration, delineation and development expenditure incurred:				
- non-producing areas *(item 5.2)*				87.2
- producing areas *(item 6.2)*				354.7
Total exploration, delineation and development expenditure incurred	Up	10.1%	to	441.9
Exploration, delineation and development expenditure written off:				
- non-producing areas *(item 5.3)*				75.3
- producing areas *(item 6.4)*				-
Total exploration, delineation and development expenditure written off				75.3

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend *(item 15.4)*	15.0¢	15.0¢
Previous corresponding period *(item 15.5)*	15.0¢	15.0¢

Record date for determining entitlements to the dividend *(item 15.2)*: 7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

None

Condensed consolidated statement of financial performance

		Current period $A million	Previous corresponding period $A million
1.1	Revenues from ordinary activities *(items 1.23 + 1.24 + 1.25)*	1,548.1	1,561.8
1.2	Expenses from ordinary activities *(item 1.26 + 1.27 + 2.3)*	(1,008.1)	(869.9)
1.3	Borrowing costs	(46.7)	(64.3)
1.4	Share of net profit of associates and joint venture entities *(item 16.7)*	-	-
1.5	**Profit from ordinary activities before tax**	**493.3**	**627.6**
1.6	Income tax on ordinary activities	(171.2)	(181.7)
1.7	**Profit from ordinary activities after tax**	**322.1**	**445.9**
1.8	Profit from extraordinary items after tax (*item 2.5)*	-	-
1.9	**Net Profit**	**322.1**	**445.9**
1.10	Net profit attributable to outside equity interests	-	-
1.11	**Net profit for the period attributable to members**	**322.1**	**445.9**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(5.8)	1.5
1.14	Other revenue, expenses and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 to 1.15)*	(5.8)	1.5
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**316.3**	**447.4**

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	51.2¢	72.9¢
1.19	Diluted EPS	51.1¢	72.7¢

Notes to the condensed consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Current period $A million	Previous corresponding period $A million
1.20	Profit from ordinary activities after tax *(item 1.7)*	322.1	445.9
1.21	Less outside equity interests	-	-
1.22	**Profit from ordinary activities after tax, attributable to members**	**322.1**	**445.9**

Revenue and expenses from ordinary activities

		Current period $A million	Previous corresponding period $A million
1.23	Product sales revenue	1,478.4	1,459.7
1.24	Interest revenue	4.5	10.9
1.25	Other relevant revenue		
	- overriding royalties	15.6	18.0
	- equipment rentals, pipeline tariffs and other	26.3	21.1
	- dividends	4.0	3.1
	- proceeds from sale of non-current assets	19.3	22.2
	- proceeds from insurance recovery	-	26.8
1.26	Details of relevant expenses		
	- cost of sales	(414.2)	(384.6)
	- selling, general and administrative expenses	(36.4)	(38.4)
	- book value of non-current assets sold	(13.1)	(21.8)
	- write-down of exploration expenditure	(75.3)	(3.8)
1.27	Depreciation, depletion and amortisation excluding amortisation of intangibles *(item 2.3)*	(460.1)	(412.3)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	(24.2)	(17.1)
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current period $A million	Previous corresponding period $A million
1.30	Retained profits at beginning of the financial period	860.7	738.1
1.31	Net profit attributable to members *(item 1.11)*	322.1	445.9
1.32	Net transfers from (to) reserves	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(199.6)	(179.9)
	Off-market buy-back of shares	-	(143.4)
1.35	**Retained profits at end of financial period**	**983.2**	**860.7**

Intangible and extraordinary items

		Consolidated – current period			
		(a)	(b)	(c)	(d)
		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill	9.0	-	-	9.0
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**9.0**	**-**	**-**	**9.0**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

		Current year $A million	Previous year $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	162.6	251.5
3.2	Consolidated profit from ordinary activities after tax attributable to members for the *2nd* half year	159.5	194.4

Condensed consolidated statement of financial position

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets			
4.1	Cash	84.8	106.3	66.6
4.2	Receivables	280.1	266.6	249.4
4.3	Investments	-	-	-
4.4	Inventories	124.6	110.5	121.4
4.5	Tax assets	-	-	-
4.6	Other	36.2	39.0	41.7
4.7	**Total current assets**	**525.7**	**522.4**	**479.1**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	32.7	35.0	35.0
4.11	Inventories	-	-	-
4.12	Exploration, delineation and development expenditure capitalised in areas in the exploration, delineation and development stage	424.2	446.1	510.1
4.13	Exploration, delineation and development expenditure capitalised in areas in which production has commenced (net)	2,632.3	2,426.0	2,539.5
4.14	Land and buildings, plant and equipment (net)	1,663.4	1,478.5	1,560.6
4.15	Intangibles (net)	17.5	26.5	22.0
4.16	Tax assets	14.2	45.3	45.4
4.17	Other	10.8	68.9	22.4
4.18	**Total non-current assets**	**4,795.1**	**4,526.3**	**4,735.0**
4.19	**Total assets**	**5,320.8**	**5,048.7**	**5,214.1**
	Current liabilities			
4.20	Payables	321.8	242.5	226.6
4.21	Interest bearing liabilities	60.0	229.8	238.5
4.22	Tax liabilities	53.8	92.4	36.6
4.23	Provisions exc. tax liabilities	141.4	132.8	146.4
4.24	Other	15.4	20.2	15.1
4.25	**Total current liabilities**	**592.4**	**717.7**	**663.2**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	1,187.7	937.3	1,082.3
4.28	Tax liabilities	552.3	557.7	561.3
4.29	Provisions exc. tax liabilities	103.2	86.5	94.8
4.30	Other	21.3	22.9	22.9
4.31	**Total non-current liabilities**	**1,864.5**	**1,604.4**	**1,761.3**
4.32	**Total liabilities**	**2,456.9**	**2,322.1**	**2,424.5**
4.33	**Net assets**	**2,863.9**	**2,726.6**	**2,789.6**
	Equity			
4.34	Contributed equity	1,884.8	1,864.2	1,873.6
4.35	Reserves	(4.1)	1.7	(1.2)
4.36	Retained profits	983.2	860.7	917.2
4.37	Equity attributable to members of the parent entity	2,863.9	2,726.6	2,789.6
4.38	Outside equity interests in controlled entities	-	-	-
4.39	**Total equity**	**2,863.9**	**2,726.6**	**2,789.6**
4.40	Preference capital included as part of 4.37	342.3	342.3	342.3

Notes to the condensed consolidated statement of financial position

Exploration, delineation and development expenditure capitalised in areas in the exploration, delineation and development stage

		Current period $A million	Previous corresponding period $A million
5.1	Opening balance	446.1	302.6
5.2	Expenditure incurred during current period:		
	- exploration	52.8	57.3
	- delineation	26.6	-
	- development	7.8	23.8
5.3	Expenditure written off during current period	(75.3)	(3.8)
5.4	Acquisitions, disposals, revaluation increments, etc.	25.3	82.4
5.5	Expenditure transferred to exploration, delineation and development in producing areas	(59.1)	(16.2)
5.6	**Closing balance as shown in the consolidated statement of financial position** *(item 4.12)*	**424.2**	**446.1**

Exploration, delineation and development expenditure capitalised in areas in which production has commenced

		Current period $A million	Previous corresponding period $A million
6.1	Opening balance	2,426.0	2,321.1
6.2	Expenditure incurred during current period		
	- exploration	80.3	36.1
	- delineation	64.0	57.4
	- development	210.4	226.9
6.3	Expenditure transferred from exploration, delineation and development in non-producing areas	59.1	16.2
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	103.4	45.4
6.6	Expenditure transferred to land and buildings, plant and equipment	-	-
	Depletion	(310.9)	(277.1)
6.7	**Closing balance as shown in the consolidated statement of financial position** *(item 4.13)*	**2,632.3**	**2,426.0**

Condensed consolidated statement of cash flows

		Current period $A million	Previous corresponding period $A million
	Cash flows related to operating activities		
7.1	Receipts from customers	1,559.3	1,593.9
7.2	Payments to suppliers and employees	(462.6)	(438.8)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	4.0	3.1
7.5	Interest and other items of similar nature received	4.7	11.4
7.6	Interest and other costs of finance paid	(71.6)	(87.3)
7.7	Income taxes paid	(192.2)	(294.2)
7.8	Other		
	- overriding royalties received	15.9	17.4
	- insurance proceeds received	27.3	-
	- pipeline tariffs and other receipts	36.3	29.6
	- royalty, excise and PRRT payments	(100.3)	(118.3)
7.9	**Net operating cash flows**	**820.8**	**716.8**
	Cash flows related to investing activities		
7.10	Payment for		
	- exploration	(115.6)	(91.7)
	- delineation	(82.2)	(56.4)
	- development	(201.7)	(237.9)
	- land and buildings, plant and equipment	(293.6)	(237.7)
	- acquisition of oil and gas assets	(0.3)	(68.9)
	- acquisition of a controlled entity	(151.6)	(51.4)
	- restoration	(1.4)	(1.6)
	- other investing activities	-	(0.5)
7.11	Proceeds from sale of property, plant and equipment	19.3	22.2
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other	-	-
7.17	**Net investing cash flows**	**(827.1)**	**(723.9)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc.)		
	- ordinary shares	20.6	28.0
	- reset convertible preference shares	-	342.3
7.19	Proceeds from borrowings	158.1	56.4
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	(193.2)	(246.0)
7.22	Other		
	- Off-market buy-back of ordinary shares	-	(250.0)
7.23	**Net financing cash flows**	**(14.5)**	**(69.3)**
7.24	**Net decrease in cash held**	**(20.8)**	**(76.4)**
7.25	Cash at beginning of period	106.3	182.5
7.26	Exchange rate adjustments to item 7.25.	(0.7)	0.2
7.27	**Cash at end of period**	**84.8**	**106.3**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

None.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A million	Previous corresponding period $A million
8.1	Cash on hand and at bank	84.8	106.3
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**84.8**	**106.3**

Other notes to the condensed financial statements

Ratios

		Current period	Previous corresponding Period
	Profit before tax/revenue		
9.1	Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*.	31.9%	40.2%
	Profit after tax/equity interests		
9.2	Consolidated net profit from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*.	11.2%	16.3%

Earnings per security (EPS)

10 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB1027 : Earnings per Share* are as follows.

	Current period $A million	Previous corresponding period $A million
Earnings used in the calculation of basic earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net profit *(item 1.11)*	322.1	445.9
Less: dividends paid or provided on reset convertible preference shares	(24.8)	-
Earnings used in the calculation of basic earnings per share	297.3	445.9
	-	-
Earnings used in the calculation of diluted earnings per share	297.3	445.9

	Current period Number	Previous corresponding period Number
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	580,861,252	611,998,913
Partly paid shares	130,287	266,752
Executive share options	538,622	1,395,113
Diluted earnings per share	581,530,161	613,660,778

Partly paid shares outstanding, issued under the Santos Executive Share Plan, and options outstanding, issued under the Santos Executive Share Option Plan, have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 3,485,000 options and 222,500 partly paid shares were converted to ordinary shares.

The reset convertible preference shares have not been included in the calculation of diluted EPS as they are not dilutive.

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	N/A	N/A

Discontinuing Operations

12.1 Discontinuing operations

None

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
		$A million
13.2	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
		$A million
14.2	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit in item 14.2 has been calculated	N/A
14.4	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends

15.1	Date the dividend is payable	31 March 2003
15.2	Record date to determine entitlements to the dividend (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	7 March 2003
15.3	If it is a final dividend, has it been declared?	Yes

Amount per security

	Dividends		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	**Final dividend:**	Current year	$0.15	$0.15	Nil
15.5		Previous year	$0.15	$0.15	Nil
15.6	**Interim dividend:**	Current year	$0.15	$0.15	Nil
15.7		Previous year	$0.15	$0.15	Nil

Total dividend per security (interim *plus* final)

		Current year	Previous year
15.8	Ordinary securities	$0.30	$0.30
15.9	Preference securities	$6.570	$2.1060 **

Preliminary final report - final dividend on all securities

		Current period $A million	Previous corresponding period $A million
15.10	Ordinary securities	87.4	86.8
15.11	Preference securities	11.5 *	7.4 **
15.12	Other equity securities	-	-
15.13	**Total**	**98.9**	**94.2**

* Dividend on preference securities in respect of the period 30 September, 2002 to 30 March, 2003 (inclusive) and payable on 31 March, 2003.

** Dividend on preference securities in respect of the period from 4 December, 2001 (date of allotment) to 30 March, 2002 (inclusive) and paid in 2002.

The dividend or distribution plans shown below are in operation.

The Santos Dividend Reinvestment Plan has been suspended until further notice.

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

Any other disclosures in relation to dividends.

Dividends provided for or paid	$A million
Preferential, non-cumulative dividend of $2.1060 per reset convertible preference share paid on 2 April 2002, fully franked (2001: $nil)	7.4
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 30 September 2002, fully franked (2001: $nil)	11.5
Interim dividend of 15.0 cents per ordinary share paid on 30 September 2002, fully franked (2001: 15.0 cents per share, fully franked)	87.4
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share payable on 31 March 2003, pro rata from 30 September 2002 to 31 December 2002, fully franked (2001: $nil)	5.9
Final dividend of 15.0 cents per ordinary share payable on 31 March 2003, fully franked (2001: 15.0 cents per share, fully franked)	87.4
	199.6

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A million	Previous corresponding period $A million
16.1	Profit (loss) from ordinary activities before tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after tax**	**-**	**-**
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	**-**	**-**
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	**-**	**-**

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A million	Previous corresponding period $A million
	-	-	-	-
17.2 Total	**-**	**-**	**-**	**-**
17.3 Other material interests	-	-	-	-
17.4 Total	**-**	**-**	**-**	**-**

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security $A	Amount paid up per security $A
18.1	**Preference securities**	3,500,000	3,500,000	100.00	100.00
18.2	Changes during current period (a) Increases through issues	-	-	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	N/A	N/A
18.3	**Ordinary securities**				
	Ordinary shares	582,782,293	582,724,493	N/A	N/A
	Ordinary shares - Executive Share Plan	266,750	-	*	0.01
18.4	Changes during current period (a) Increases through issues	17,200 40,600 219,648	- - 219,648	5.67 6.06 6.40	5.67 6.06 6.40
	(b) Decreases through returns of capital, buybacks	-	-	-	-
	(c) Converted from Santos Executive Share Plan	137,500 12,500 5,000 5,000 36,250 1,250 12,500 12,500	137,500 12,500 5,000 5,000 36,250 1.250 12,500 12,500	2.47 3.70 2.27 3.40 2.48 3.72 2.65 3.97	2.47 3.70 2.27 3.40 2.48 3.72 2.65 3.97
	(d) Quotation of employee Share Purchase Plan Shares	- -	37,800 27,300	6.55 5.99	6.55 5.99
	(e) Exercise of options (Santos Executive Share Option Plan)	550,000 550,000 1,490,000 645,000 250,000	550,000 550,000 1,490,000 645,000 250,000	6.32 5.59 5.12 4.84 3.92	6.32 5.59 5.12 4.84 3.92
18.5	**Convertible debt securities**	Nil	N/A	N/A	N/A
18.6	Changes during current period	Nil	N/A	N/A	N/A
18.7	**Options**			*Exercise price $A*	*Expiry date*
	Santos Executive Share Option Plan	280,000 685,000 650,000 700,000 1,075,000 750,000 3,000,000	- - - - - - -	4.84 5.12 3.92 6.69 6.52 6.20 5.83	15/06/2003 14/06/2004 17/04/2005 05/06/2006 18/10/2006 17/06/2007 25/08/2010
18.8	Issued during current period	750,000	-	6.20	17/06/2007
18.9	Exercised during current period	550,000 550,000 645,000 1,490,000 250,000	550,000 555,000 645,000 1,490,000 250,000	6.32 5.59 4.84 5.12 3.92	24/07/2002 30/04/2003 15/06/2003 14/06/2004 17/04/2005
18.10	Expired during current period	3,200,000 200,000 50,000	N/A N/A N/A	6.32 6.52 5.12	24/07/2002 18/10/2006 14/06/2004
18.11	**Debentures**	Nil	N/A		
18.12	Changes during current period	Nil	N/A		
18.13	**Unsecured notes**	Nil	N/A		
18.14	Changes during current period	Nil	N/A		

* Balance to be called up is not quantified and will depend upon the event giving rise to the call.

Segment reporting

Refer to attached schedule

Comments by directors

Basis of financial report preparation

19.1 N/A

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer to attached commentary

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The consolidated entity has $272.9 million (2001: $479.6 million) of franking account credits at 30% available for future distribution, after adjusting for franking credits which will arise from the payment of the current income tax provision at 31 December 2002 and after deducting franking credits to be used in payment of the preferential and ordinary dividends payable on 31 March 2003.

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

Comparative information has not been restated for this change in measurement. Had the comparative information been recalculated on the new basis, the consolidated "franking credits available" balance would have been $205.5 million.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

The consolidated entity has applied the following revised standards for the first time from 1 January 2002:
- AASB 1005 "Segment Reporting"
- AASB 1012 "Foreign Currency Translation"
- AASB 1027 "Earnings per Share"

Refer to attached commentary for further details.

19.6 Revisions in estimates of amounts reported in previous interim periods.

None

19.7 Changes in contingent liabilities or assets.

The increase in contingent liabilities is predominantly due to litigation against Esenjay Exploration Inc which was acquired during 2002.

Annual meeting

The annual meeting will be held as follows:

Place	The Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia
Date	30 April 2003
Time	11.00 am
Approximate date the annual report will be available	28 March 2003

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	Nil

2 This report, and the financial statements upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

- [x] The financial statements have been audited.
- [ ] The financial statements have been subject to review.
- [ ] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 The auditors' report is attached.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....

M G Roberts
Company Secretary

Phone: (08) 8218 5111

Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic Segments

The consolidated entity operates primarily in Australia but also has International operations in the United States, Papua New Guinea and Indonesia.

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	2002	2001	**2002**	2001	**2002**	2001
	$million	$million	**$million**	$million	**$million**	$million
Primary Reporting						
Geographic Segments						
Revenue						
Total segment revenue	1,453.0	1,468.8	79.8	83.0	1,532.8	1,551.8
Other unallocated revenue					15.3	10.0
Total Revenue					1,548.1	1,561.8
Results						
Earnings before interest and tax	611.8	695.6	(48.5)	14.9	563.3	710.5
Unallocated borrowing and corporate expenses					(70.0)	(82.9)
Profit from ordinary activities before income tax					493.3	627.6
Income tax expense					(171.2)	(181.7)
Net profit after income tax					322.1	445.9
Non-cash expenses						
Depreciation, depletion and amortisation	413.1	385.8	47.9	30.7	461.0	416.5
Unallocated corporate depreciation, depletion and amortisation					8.1	4.8
Total depreciation, depletion and amortisation					469.1	421.3
Write-down of oil and gas assets	13.0	3.8	57.2	-	70.2	3.8
Unallocated corporate write-down of oil and gas assets					5.1	-
Total write-down of oil and gas assets					75.3	3.8
Unallocated corporate write-down of listed investment					2.3	-
Total non-cash expenses					546.7	425.1

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	2002	2001	**2002**	2001	**2002**	2001
	$million	$million	**$million**	$million	**$million**	$million
Primary Reporting						
Geographic Segments (continued)						
Acquisition of non-current assets						
Controlled entities	-	81.3	153.2	-	153.2	81.3
Oil and gas assets, property, plant and equipment	564.8	566.4	158.4	84.7	723.2	651.1
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					37.7	9.1
Total acquisition of non-current assets					914.1	741.5
Assets						
Segment assets	4,402.8	4,238.4	735.0	501.5	5,137.8	4,739.9
Unallocated corporate assets					183.0	308.8
Consolidated total assets					5,320.8	5,048.7
Liabilities						
Segment liabilities	1,635.7	1,432.8	193.6	328.9	1,829.3	1,761.7
Unallocated corporate liabilities					627.6	560.4
Consolidated total liabilities					2,456.9	2,322.1

Secondary Reporting

Business Segments

The consolidated entity operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.